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SEC FILE NUMBER 333-91436

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):
☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K
☑ Form 10-Q       ☐ Form 10-D       ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended: March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Ecology Coatings, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
35980 Woodward Avenue, Suite 200
Address of Principal Executive Office (Street and Number)
Bloomfield Hills, Michigan 48304
City, State and Zip Code

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PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant is unable to file its Quarterly Report on Form 10-QSB (the “Report”) for the period ended March 31, 2008 within the prescribed time period without unreasonable effort and expense due to the unavailability of certain information that may materially affect the disclosure to be contained in the Report. To wit, following the close of business on May 14, 2008, the Registrant was presented with a non-binding term sheet contemplating the extension of a $5,000,000 to $7,000,000 convertible preferred equity investment (the “Investment”) in the Registrant (the “Investment Offer”). Neither the Board nor its management, has had adequate opportunity to assess the Investment Offer or negotiate its terms with the Lender. The Board has not held a vote to accept, or otherwise decline, the Investment Offer. However, the Board’s acceptance of the Investment Offer, should it occur, may materially affect the disclosure in the Report specifically pertaining to the Registrant’s current and expected liquidity. The Registrant anticipates filing its Quarterly Report on Form 10-QSB on or before May 20, 2008, the fifth calendar day following the prescribed due date, as permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Adam S. Tracy, Esq.	248	723-2223

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
       ☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
       ☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Net operating losses for the six months ended March 31, 2008 and March 31, 2007 were ($2,985,894) and ($1,114,126), respectively. The increased loss between the periods is explained by the increase in Salaries and Fringe Benefits, Professional Fees, and Other General and Administrative Expenses.
Ecology Coatings, Inc.
(Name of Registrant as Specified in Charter)
     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2008	By:	/s/ Adam S. Tracy
Adam S. Tracy
	Title:	Vice President and General Counsel

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